UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2025

On February 27, 2026, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to hold the annual general meeting of shareholders (the “AGM”) on March 23, 2026.

Key Details Relating to the AGM

•	Meeting Date and Time: March 23, 2026; 10:00 A.M. (Korea Standard Time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)

2. Approval of amendments to the Articles of Incorporation

3. Election of directors (1 standing director and 2 independent directors)

- 3-1 Candidate for standing director : Jong Yong YIM

- 3-2 Candidate for independent director : In Sub YOON

- 3-3 Candidate for independent director : Jung Hye RYU

4. Election of independent director who will serve as an audit committee member

- Candidate for independent director who will serve as an audit committee member : Yong Geon JUNG

5. Approval of maximum limit on directors’ compensation

Agenda details

◾	Appointment of standing director

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Positions Held at Other Entities
Jong Yong YIM	August 1959	From the end of the 2026 AGM to the end of the 2029 AGM	Re Appointment	2023-Current 2015-2017 2013-2015 2011-2013 2010-2011 2009-2010	- Chairman and CEO, Woori Financial Group - 5th Chairman, Financial Services Commission - CEO, NongHyup Financial Group - Deputy Minister, Prime Minister’s Office - First Vice Minister, Ministry of Strategy and Finance - Secretary for Economic and Financial Affairs, Office of the Senior Presidential Secretary for Economic Affairs	-

◾	Appointment of independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Positions Held at Other Entities
In Sub YOON	January 1956	From the end of the 2026 AGM to the end of the 2027 AGM	Re Appointment	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	- Independent director, Woori Financial Group - Chairman of the Board of Directors, Fubon Hyundai Life Insurance - CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	- Independent director, Woori America Bank

Jung Hye RYU	March 1976	From the end of the 2026 AGM to the end of the 2028 AGM	New Appointment	2025-Current 2024-Current 2021-2025 2016-2021 2015-2016 2013-2015 2003-2013	- Member, Presidential Council on National Artificial Intelligence Strategy (Industry AX & Ecosystem Division) - Co-Chair, AI Future Forum, Citizens’ Coalition for Scientific Society (CCSS) - Vice President, Head of Future Strategy, Kakao Entertainment - CMO, Kakao Page - Marketing Director, TOSS LAB - Marketing Insights, NHN Entertainment - Lead, Marketing & Market/User Insights, NAVER	-

Yong Geon JUNG	January 1964	From the end of the 2026 AGM to the end of the 2028 AGM	New Appointment	2022-Current 2021-Current 2020-2021 2018 2009-2012 1990-2017

- Managing Director and Compliance Officer,

K-Car Capital

- Non-executive Director,

National Pension Philanthropic Foundation

- Executive Director, Financial Watchdog Center

- Member, Special Committee on National Pension

Reform and Old Age Income Security

(Economic, Social&Labor Council)

- Member,

National Pension Fund Investment Committee

- Shinhan Securities Co., Ltd.

- Managing Director and Compliance Officer, K-Car Capital (Expected to resign before the AGM)

◾	Appointment of independent director who will serve as an audit committee member

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)	Positions Held at Other Entities
Yong Geon JUNG	January 1964	From the end of the 2026 AGM to the end of the 2028 AGM	New Appointment	2022-Current 2021-Current 2020-2021 2018 2009-2012 1990-2017

- Managing Director and Compliance Officer,

K-Car Capital

- Non-executive Director,

National Pension Philanthropic Foundation

- Executive Director, Financial Watchdog Center

- Member, Special Committee on National Pension

Reform and Old Age Income Security

(Economic, Social&Labor Council)

- Member,

National Pension Fund Investment Committee

- Shinhan Securities Co., Ltd.

- Managing Director and Compliance Officer, K-Car Capital (Expected to resign before the AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 27, 2026	By: /s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President